Exhibit 4.14

LAM RESEARCH CORPORATION

2004 EXECUTIVE INCENTIVE PLAN

Amended and Restated

Effective as of May 20, 2010

The Compensation Committee (the “Compensation Committee”) of the Board of Directors of Lam Research Corporation (“Company”) hereby adopts this amended and restated version of the 2004 Executive Incentive Plan (“Plan”), effective as of May 20, 2010.

1. Purpose.

The purpose of the Plan is to provide performance-based incentive compensation in the form of cash payments or stock awards to executive officers and senior management of the Company and any affiliates which might subsequently adopt the Plan. The Plan is intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code (“Section 162(m)”).

2. Administration.

The Plan has been established by, and shall be administered by, the Compensation Committee. The Compensation Committee is composed solely of 2 or more outside directors as defined in Section 162(m) and, therefore, qualifies as an independent compensation committee under Section 162(m).

3. Stockholder Approval.

The Plan shall initially be effective if, and only if, the Company’s stockholders, by a majority of the votes considered present or represented and entitled to vote with respect to this matter, approve the material terms of the Plan, specifically, the employees eligible to receive compensation under the Plan; the business criteria on which the performance goals may be based; and the maximum amount of compensation that may be paid to any employee under the Plan in any year. No compensation or award will be paid and vested under the Plan until after this approval is obtained. To the extent necessary for the Plan to qualify as performance-based compensation under Section 162(m) or its successor under then applicable law, these material terms of the Plan shall be disclosed to and reapproved by the stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which stockholders previously approved the material terms of the Plan.

4. Participants.

For each measurement period (which may but need not be a fiscal year), the Compensation Committee will choose, in its sole discretion, those eligible employees who will participate in the Plan during that measurement period and will be eligible to receive payment under the Plan for that measurement period.

a)	Eligible Employees. Persons who are eligible to participate in the Plan are all members of senior management of the Company and its affiliates. For purposes of the Plan, senior management is defined as any officer who is subject to the reporting rules of Section 16(a) of the Securities Exchange Act of 1934, or who is designated as eligible for the Plan by the Compensation Committee in its discretion.

b)	Employment Criteria. In general, to participate in the Plan an eligible employee must be continuously employed by the Company or an affiliate for the entire measurement period. The foregoing notwithstanding: (i) if an otherwise eligible employee joins the Company or an affiliate during the measurement period, the Compensation Committee may, in its discretion, add the employee to the Plan for the partial measurement period, and (ii) if the employment of an otherwise eligible employee ends before the end of the measurement period because of death, disability or termination of employment (as determined in the discretion of the Compensation Committee), the employee shall be paid a pro-rata portion of the compensation, if any, that otherwise would have been payable under the Plan based upon the actual achievement of the performance goals applicable during the measurement period in which termination of employment occurs, unless the Committee determines in its sole discretion that payment is not appropriate. If a participant is on unpaid leave status for any portion of the measurement period, the Compensation Committee, in its discretion, may reduce the participant’s payment on a pro-rata basis.

All determinations under the Plan, including those related to interpretation of the Plan, eligibility, or the payment or pro-ration of any payment shall be made by the Compensation Committee pursuant to the above terms, and those determinations shall be final and binding on all employees.

5. Awards.

The Compensation Committee shall determine the size and terms of an individual award that can be made in cash or stock. Stock awards may be made from and in such forms permitted under any stock option, equity incentive or similar plan adopted by the Company’s Board of Directors and approved by its stockholders. The stock awards shall be granted and/or vested based upon the attainment of performance goals as set forth in Section 6.

6. Business Criteria on Which Performance Goals Shall be Based.

Payment under the Plan shall be based on the Company’s attainment of performance goals based on one or more of the following business criteria: Either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit, affiliate or business segment, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified by the Compensation Committee in the award, and may include actual, growth, or performance-to-target for: (i) cash flow, including free cash flow; (ii) earnings (including revenue, gross margin, operating profit, earnings before interest and taxes, earnings before taxes, and net earnings) or earnings per share; (iii) stock price; (iv) return on equity or average shareholders’ equity; (v) total stockholder return, either actual or relative to share price or market capitalization; (vi) return on capital; (vii) return on assets or net assets; (viii) return on investment or invested capital; (ix) return on operating revenue; (x) income, net income, operating income, net operating income, operating profit, net operating profit, or operating margin (with or without regard to amortization/impairment of goodwill); (xi) market share or applications won; (xii) operational performance, including orders, backlog, deferred revenues, revenue per employee, overhead, days sales outstanding, inventory turns, or other expense levels; (xiii) stockholder value or return relative to the moving average of the S&P 500 Index or a peer group index; (xiv) asset turns; and (xv) strategic plan development and implementation (including individually designed goals and objectives that are consistent with the participant’s specific duties and responsibilities and that are designed to improve the organizational performance of the Company, an affiliate, or a specific business unit thereof and that are consistent with and derived from the strategic operating plan of the Company, an affiliate or any of their business units for the applicable performance period). The Compensation Committee may appropriately adjust any evaluation of performance under the business criteria to exclude any of the following events that occurs during a performance period: (A) asset write-downs; (B) litigation or claim judgments or settlements; (C) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; (D) accruals for reorganization and restructuring programs; and (E) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year.

7. Establishing Performance Goals.

The Compensation Committee shall establish, for each measurement period:

a)	the length of the measurement period;

b)	the specific business criterion or criteria, or combination thereof, that will be used;

c)	the specific performance targets that will be used for the selected business criterion or criteria;

d)	any special adjustments that will be applied in calculating whether the performance targets have been met to factor out extraordinary items;

e)	the formula for calculating compensation eligible for payment under the Plan in relation to the performance targets;

f)	the eligible employees who will participate in the Plan for that measurement period; and

g)	if applicable, the target amounts for each participant for the measurement period.

The Compensation Committee shall make these determinations in writing no later than 90 days after the start of each measurement period, on or before 25% of the measurement period has elapsed, and while the outcome is substantially uncertain. Cash awards paid to any one participant under the Plan in respect of performance goals for any twelve-month measurement period shall not exceed $15,000,000; provided however that (a) in the event a measurement period of longer or shorter duration than twelve-months, this limit will be increased or decreased, respectively, on a proportionate basis; and (b) receipt by a participant of payment until a later period of an award amount earned with respect to a measurement period, either through elective deferral by the participant or a deferral included as part of the award structure, shall not affect application of the above cash limit to the participant during the later period. Stock awards or restricted stock unit awards granted to any one participant in any one calendar year

(which may vest over multiple years) under the Plan shall not exceed 300,000 shares of the Company’s common stock. The 300,000 shares shall be adjusted in the discretion of the Compensation Committee in the event of stock dividend, stock split, extraordinary cash dividend, or similar recapitalization of the Company.

If an employee joins the Company or an affiliate during the measurement period and becomes an eligible employee pursuant to Paragraph 4(b), and if the employee is a “covered employee” within the meaning of Section 162(m), then to the extent necessary for the Plan to qualify as performance-based compensation under Section 162(m) or its successor under then applicable law, all relevant elements of the performance goals established pursuant to paragraph 6 of this Plan for that employee must be established on or before the date on which 25% of the time from the commencement of employment to the end of the measurement period has elapsed, and the outcome under the performance goals for the measurement period must be substantially uncertain at the time those elements are established.

8. Determination of Attainment of Performance Goals.

The Compensation Committee shall determine, pursuant to the performance goals and other elements established pursuant to section 6 of the Plan, the amounts to be paid to each employee for each measurement period or the extent to which awards have vested. The Compensation Committee’s determinations shall be final and binding on all participants. However, with respect to the Chief Executive Officer and Executive Chairman, the Company’s outside directors shall be entitled (but are not required) to review and approve (by majority vote) the Compensation Committee’s determination. These determinations must be certified in writing before payments are made, which requirement may be satisfied by approved minutes of the Compensation Committee meeting setting out the determinations made. The Compensation Committee shall not have discretion to increase the amount of an award or accelerate the vesting of an award to any employee who is a “covered employee” within the meaning of Section 162(m) if such action would cause the award or any part thereof to not be deductible under the Internal Revenue Code. The Compensation Committee may exercise negative discretion in a manner consistent with Section 162(m).

9. Amendments.

The Compensation Committee may not amend or terminate the Plan so as to increase, reduce or eliminate awards under the Plan for any given measurement period retroactively, that is, on any date later than 90 days after the start of the measurement period. The Compensation Committee may amend or terminate the Plan at any time on a prospective basis and/or in any fashion that does not increase, reduce or eliminate awards retroactively. The foregoing notwithstanding, except as required by applicable law, the Compensation Committee shall not have the power to amend the Plan in any fashion that would cause the Plan to fail to qualify as performance-based compensation with respect to any “covered employee” as defined under Section 162(m) or its successor. Without limiting the generality of the foregoing, to the extent it would cause the Plan to fail to qualify as performance-based compensation with respect to any “covered employee” as defined under Section 162(m) or its successor under then applicable law, the Compensation Committee shall not have the power to change the material terms of the performance goals unless (i) the modified performance goals are established by the Compensation Committee no later than 90 days after the start of the applicable measurement period, on or before 25 percent of the measurement period has elapsed, and while the outcome is substantially uncertain; and (ii) no payments are made under the modified performance goals until after the material terms of the modified performance goals are disclosed to and approved by the Company’s stockholders.

10. Time and Form of Payment.

All payments in respect of awards granted under this Plan shall be made in cash on or before March 15th of the year following the year in which the measurement period ends. The Committee may also provide for payment in the form of shares or share awards as provided in Section 5.

11. Section 409A of the Code.

Awards under the Plan are intended to comply with Section 409A of the Code and all awards shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the effective date of the Plan. Notwithstanding any provision of the Plan or any Award to the contrary, in the event that the Committee determines that any Award may or does not comply with Section 409A of the Code, the Company may adopt such amendments to the Plan and the affected Award (without employee consent) or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Compensation Committee determines are necessary or appropriate to (i) exempt the Plan and any award from the application of Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to Award, or (ii) comply with the requirements of Section 409A of the Code.

Notwithstanding any provisions of this Plan to the contrary, if an employee is a “specified employee” (within the meaning of Section 409A of the Code and determined pursuant to policies adopted by the Company) on his or her date of separation from service and if any portion of an award to be received by the employee upon his or her separation from service would be considered deferred compensation under Section 409A of the Code, amounts of deferred compensation that would otherwise be payable pursuant to this Plan during the six-month period immediately following the employee’s separation from service will instead be paid or made available on the earlier of (i) the first day of the seventh month following the date of the Participant’s separation from service and (ii) the employee’s death. In the event that payments are delayed pursuant to this section, then such payments shall be paid at the time specified in this section without interest. The Company shall consult with the employee in good faith regarding the implementation of the provisions of this section, provided that neither the Company nor any of its employees or representatives shall have any liability to the employee with respect thereto. Any amount under this program that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute a deferred payment for purposes of this Plan. Any amounts scheduled for payment hereunder when they are ordinarily paid, will nonetheless be paid to employee on or before March 15th of the year following the year when the payment is no longer subject to a substantial risk of forfeiture. For purposes of Section 409A of the Code, the right to a series of installment payments shall be treated as a right to a series of separate payments, and references herein to the employee’s termination of employment shall refer to employee’s separation of services with the Company within the meaning of Section 409A of the Code.

12.	Rule 10b5-1 Trading Plans; Stock Withholding.

It is expected that participants under the Plan will establish or modify stock trading plans under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, to provide for the sale of Company shares and remit to the Company the proceeds to meet the Company’s withholding obligations in connection with stock awards hereunder. To the extent participants fail to establish or modify 10b5-1 plans in accordance with the foregoing, the Company shall at its election either require the participant to pay cash sufficient to meet the withholding obligation or the Company shall withhold the number of shares under a stock award sufficient (based on the fair market value of the Shares) to meet such withholding obligation.

13.	Effect on Employment/Right to Receive.

Employment with the Company and its affiliates is on an at-will basis. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any participant’s employment or service at any time, with or without cause or notice. Furthermore, the Company expressly reserves the right, which may be exercised at any time and without regard to any measurement period, to terminate any individual’s employment with or without cause, and to treat him or her without regard to the effect which such treatment might have upon him or her as a participant under this Plan. For purposes of this Plan, transfers of employment between the Company and/or its affiliates shall not be deemed a termination of employment. No person shall have the right to be selected to receive a Stock Award under the Plan, or, having been so selected, have the right to receive a future award.

14.	Successors.

All obligations of the Company under the Plan, with respect to awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all the business or assets of the Company.

15.	Nontransferability of Awards.

No award granted under this Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution, or to the extent permitted by the Company’s 1997 Stock Incentive Plan, 1999 Stock Incentive Plan or other equity plan, to the extent an award is payable from such plans. All rights with respect to an award granted under this Plan shall be available during his or her lifetime only to the participant to whom the award under this Plan is granted.